FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, July 31, 2003

Press release

+4.3% 1st-half 2003 revenues growth

• Group revenues: • Revenues in Europe and North America:	+4.3% (EUR 20.7 billion) EUR 18.6 billion, i.e. 89.7% of total revenues

Total Group revenues at June 30, 2003 were EUR 20.7 billion, an increase of 4.3% compared with the figure for the same period in 2002. Most revenues are generated in Europe and North America which together represent 89.7% of the total. Revenues generated there grew by 9.4% in relation to the 1st half of 2002.

These revenues growth figures include the negative impact of exchange rate fluctuations, the favorable impact during the first six months of 2003 of natural gas price increases compared with 1st-half 2002 and the effect changes in Group structure.

➢	Exchange rate fluctuations (negative impact EUR 1,002 million), the main factors being the depreciations of the U.S. dollar (-EUR 436 million), South American currencies (including Brazil for -EUR 286 million and Argentina for -EUR 58 million), and the depreciation of the pound sterling (-EUR 66 million).

➢	Changes in Group structure (positive impact EUR 8 million). The main factors were the partial sale of Northumbrian (-EUR 404 million), consolidation by the proportional method of AceaElectrabel S.p.A. and of Tirrenopower (the former Interpower) in Italy, and the full consolidation of Polaniec in Poland (+EUR 401 million for the three companies).

➢	Natural gas prices: natural gas prices were higher during 1st-half 2003 in relation to the same period in 2002, resulting in a revenue increase of EUR 312 million.

On a comparable basis, Group organic revenues were up 8.4%, as a result both of Energy (+9.2%) and Environment (+7.1%) activities.

Energy benefited from sustained activity in the natural gas sector which led in particular to portfolio optimization transactions (+EUR 178 million). Also favorably impacting energy activities were a cold winter and the startup of four new power plants (+EUR 176 million), including two in the United States. Environment activities benefited from the startup of the Porto Rico contract (+EUR 226 million).

Those various factors of one-off growth, accounting for more than 3% of organic growth during the first six months of 2003, will furthermore have a slight impact on the Group’s margins.

REVENUES CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	June 30, 2003	June 30, 2002 (1)	Gross change	Organic growth (2)

Energy	13,092.2	11,933.4	+9.7%	+9.2%
Environment	7,214.3	7,583.5	-4.9%	+7.1%

Total businesses	20,306.5	19,516.9	+4.0%	+8.4%

Others	377.5	310.2	+21.7%	+9.4%

TOTAL GROUP	20,684.0	19,827.1	+4.3%	+8.4%

(1)	Reported in 2002, after netting energy trading purchases and sales.
(2)	On a 2002/2003 comparable basis, i.e. constant exchange rates and accounting methods, after netting energy trading purchases and sales, and excluding natural gas price variations and changes in Group structure.

GROUP BUSINESS REVENUES TREND

■	ENERGY

Energy revenues grew by 9.7%, of which 9.2% came from organic growth. The favorable impact of changes in Group structure (EUR 323.5 million) and natural gas price increases (EUR 312 million) was nearly offset by the unfavorable impact of foreign exchange fluctuations (-EUR 520 million).

(in EUR millions)	June 30, 2003	June 30, 2002 (1)	Gross change	Organic growth

Electricity & Gas Europe	6,279.1	5,303.8	+18.4%	+10.0%
Electricity & Gas International	2,111.2	2,069.4	+2.0%	+24.8%
Energy and Industrial Services	4,701.9	4,560.2	+3.1%	+2.3%

	13,092.2	11,933.4	+9.7%	+9.2%

(1)	Trigen contribution (EUR 222 million) transferred from SEI to EGI, after netting energy trading purchases and sales.

1.	Revenues of Electricity & Gas in Europe (EGE) increased by 18.4% during 1st-half 2003. On a comparable basis, revenues increased EUR 525 million reflecting 10.0% organic growth, thanks to strong growth in natural gas sales:

-    Electricity

•	In Belgium, electricity volumes sold to captive and deregulated customers increased slightly in volume terms despite the steady deregulation of the market. In value terms, these sales were level.
•	Outside Belgium sales progressed, up EUR 80 million over the same period in 2002.

-    Natural gas

•	sales to distributors in Belgium by Electrabel and Distrigaz increased following the growth in volume terms noted for the first quarter due to the harsher winter than in 2002.
•	export volumes grew substantially (+EUR 73 million) following one-off sales in Spain during the first half of 2003 and the signing of new contracts in France.

-    Sales completed in connection with the optimization of production assets and contract portfolios

•	these sales of electricity, natural gas and other fuels reached EUR 664 million, or an increase of EUR 178 million, mainly due to natural gas sales.

2.	Electricity & Gas International revenues increased by 24.8% or EUR 417 million on a comparable structural, exchange rate, and natural gas price basis, while having been favorably influenced by rationing in Brazil during 1st-half 2002. This growth was due mainly to:

•	North America, with the progression in LNG activity (+EUR 160 million), the impact of a harsh winter for Trigen, and the startup of three new power plants, Red Hills, Mississippi on April 1, 2002, Ennis, Texas on May 2, 2002, and Monterrey, Mexico on April 12, 2003 (EUR 124 million).

•	Latin America where, excluding the impact of rationing, sales increased in particular following the replacement in Brazil of the initial contractual volumes sold to distributors with new bi-lateral contracts (+EUR 54 million).

•	Asia, with the startup of the Bowin power plant (Thailand) since the end of January 2003 (+EUR 52 million) and the fine performance turned in by Hanjin City Gas (South Korea) (+EUR 19 million).

•	non-North American LNG activity (+EUR 54 million).

3.	Revenues from Energy and Industrial Services increased by 3.1% (due to an increase in service activities and a slight drop in the operation and maintenance business), of which 2.3% came from organic growth.

☐	ENVIRONMENT

Organic growth for Environment businesses was 7.1%. Exchange rate fluctuations and changes in Group structure (particularly the partial sale of Northumbrian) had unfavorable impacts of -EUR 482 million and -EUR 354 million respectively.

(in EUR millions)	June 30, 2003	June 30, 2002	Gross change	Organic growth

Local Services (SELS) (1)	5,920.9	6,088.8	-2.8%	+8.7%
SELS Water Europe	1,775.8	2,058.8	-13.7%	+7.0%
SELS Waste Services Europe	2,554.4	2,486.5	+2.7%	+1.9%
Degrémont	388.5	370.8	+4.8%	+17.5%
Others / International	1,202.2	1,172.7	+2.5%	+26.6%
Industrial Services (SEIS)	1,293.4	1,494.7	-13.5%	+0.7%

	7,214.3	7,583.5	-4.9%	+7.1%

(1) The presentation of Local Services activities reflects the organization established since May 2002.

SUEZ Environment Local Services generated EUR 5.9 billion in revenues, an overall decrease of 2.8%, including changes in Group structure (-EUR 356 million), mainly related to the partial sale of Northumbrian, and to exchange rate fluctuations (-EUR 270 million), offset by a sustained increase in organic growth. In fact, excluding Puerto Rico, the net progression amounted to EUR 232 million, or 4.4% (including the Puerto Rico contract, the increase was 8.7%). This increase was due mainly to water and waste services activities in France (+3.8% and 5.5% respectively), as well as in Spain. In France, the continued development of sanitation activities in the municipal and industrial markets and increased hazardous waste landfill volumes are the main drivers of growth. Degrémont continued its expansion in Europe (with numerous contracts signed in France, Spain, and Italy totaling EUR 36 million). International activities benefited from strong organic growth in water in North America, with the July 1, 2002 startup of the new Puerto Rico contract which generated EUR 226 million during the 1st half of 2003.

Revenues from Environment Industrial Services (Ondeo Nalco and OIS) recorded net growth of 0.7%. Nalco revenues remained stable at +0.4%, while Ondeo Industrial Solutions revenues expanded with significant contracts signed during the 1st half 2003, representing over EUR 80 million in activity.

☐	OTHERS

Revenues from the Communications sector grew by 21.7%, an increase of EUR 67.3 million over 1st half 2002 due to good performance by M6 and to increased sales by Noos. This sector’s organic growth was 9.4%.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

The geographic revenue breakdown was as follows:

(in EUR millions)	June 30, 2003	June 30, 2002(1)	Gross change

France	4,781.0	4,578.8	+ 4.4%
Belgium	5,893.7	5,295.3	+ 11.3%

Subtotal, France-Belgium	10,674.7	9,874.1	+ 8.1%

Other European Union	4,635.5	4,669.7	- 0.7%
Other European countries	720.2	426.7	+ 68.8%
North America (2)	2,527.2	1,986.4	+ 27.2%

Subtotal Europe and North America	18,557.6	16,956.9	+ 9.4%

South America	832.9	1,421.6	- 41.4%
Asia and Oceania	1,004.6	1,108.6	- 9.4%
Africa	288.9	340.0	- 15.0%

TOTAL	20,684.0	19,827.1	+ 4.3%

(1)    Reported in 2002, after netting energy trading purchases and sales.

(2)    including Mexico.

Growth in France and Belgium was sustained. The Other European Union zone declined due to the partial sale of Northumbrian. Very substantial growth in North America resulted for 40% from the new Puerto Rico contract, that of the Other European countries resulted from the full consolidation of Polaniec. The decline in revenues from South America, Asia, and Oceania is mainly due to the depreciation of local currencies and the dollar.

ORGANIC REVENUE GROWTH ON A COMPARABLE BASIS

Organic growth in revenues on a comparable basis is as follows:

	June 30, 2003	June 30, 2002	Organic growth

Reported revenues	20,684.0	22,450.5
Energy trading(1)		2,623.4

Reported revenues, excluding trading	20,684.0	19,827.1
Changes in Group structure(2)	903.3	- 895.5
Exchange rate fluctuations		- 1,002.0
Natural gas prices		312.0

Comparable	19,780.7	18,241.6	+ 8.4%

(1) The contribution of trading, included for 1st half 2002, is now presented after netting of energy trading purchases and sales in revenues at June 30, 2003.

(2) Respectively 2003 revenues of subsidiaries added to the consolidation scope and 2002 revenues of subsidiaries withdrawn from the consolidation scope in 2002. The contribution of trading activities that are strictly operational in nature and related to assets intended to optimize the production base and the portfolio of fuel purchase contracts are fully accounted for in the revenue figures.

QUARTERLY REVENUE BREAKDOWN

(in EUR millions)

	1st qtr	2nd qtr	Cumulative

2002	10,214.9	9,612.2	19,827.1
2003	10,756.5	9,927.5	20,684.0

Change in %	+5.3%	+3.3%	+4.3%

SUEZ, a worldwide industrial and services Group, provides companies, municipalities, and individuals innovative solutions in Energy – electricity and gas – and the Environment – water and waste services.

In 2002, SUEZ generated revenues of EUR 40.218 billion (excluding energy trading). The Group is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:		Financial analyst contact:
Anne Liontas:	(331) 4006 6654	Arnaud Erbin: (331) 4006 6489
Antoine Lenoir:	(331) 4006 6650	Eleonore de Larboust: (331) 4006 1753
Bertrand Haas: (331) 4006 6609

For Belgium:
Guy Dellicour:	00 322 507 02 77

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : July 31, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary